UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41467

Magic Empire Global Limited

(Registrant’s Name)

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On August 4, 2022, Magic Empire Global Limited (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Network 1 Financial Securities, Inc. and Alexander Capital, L.P. as underwriters named thereof, in connection with its initial public offering (“IPO”) of 5,000,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-264575) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on August 4, 2022. The Company issued Representative’s Warrants to purchase up to 500,000 ordinary shares at $6.00 per share, dated August 9, 2022, to Network 1 Financial Securities, Inc., substantially in the form attached as Exhibit 4.1 hereto and incorporated herein by reference.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, compensation committee charter and nomination committee charter, attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively, as well as an insider trading policy and a whistleblower policy, copies of which are attached as Exhibit 99.5 and 99.6 hereto, respectively, and incorporated herein by reference. The Company’s amended and restated memorandum and articles of association became effective on July 25, 2022, a copy of which is attached as Exhibit 3.1.

On August 4, 2022, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.7 to this Current Report on Form 6-K.

On August 10, 2022, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.8 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association
4.1	Form of Representative’s Warrants
99.1*	Code of Business Conduct and Ethics
99.2*	Audit Committee Charter
99.3*	Compensation Committee Charter
99.4*	Nomination Committee Charter
99.5	Insider Trading Policy
99.6	Whistleblower Policy
99.7	Press Release, dated August 4, 2022
99.8	Press Release, dated August 10, 2022

*	Filed Previously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

	By:	/s/ Sze Hon, Johnson Chen
	Name:	Sze Hon, Johnson Chen
Date: August 10, 2022	Title:	Chief Executive Officer

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